March 13, 2025

Herman Wong
Chief Financial Officer
DESWELL INDUSTRIES INC
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveria , Macao
Special Administrative Region, PRC

       Re: DESWELL INDUSTRIES INC
           Form 20-F filed August 9, 2024
           File No. 001-33900
Dear Herman Wong:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F filed August 9, 2024
Introduction, page 3

1.     We note that your definition of    China    or    PRC    excludes Hong
Kong and Macao.
       In your future filings, please clarify that the legal and operational risks associated with your operating in China also apply to your operations in Hong Kong and Macao.
Part I
Item 3. Key Information, page 4

2. In your future filings, please clearly disclose which subsidiaries or entities are conducting your business operations and which are holding companies. Additionally, please note which operating subsidiaries are conducting business operations in China,
       Hong Kong or Macao.
3. In your future filings, please also provide early in the Key Information section the diagram of the company's corporate structure currently included under the Information
       About the Company section on page 31.
4.     Please disclose the location of your auditor   s headquarters.
 March 13, 2025
Page 2

5.     We note your risk factor disclosure on page 22 that states    Deswell
and our PRC
       subsidiaries (i) are not required to obtain permissions from the China Securities
       Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the
CAC, and
       (iii) have not been asked to obtain or were denied such permissions by any PRC
       authority.    In your future filings, please disclose here in the Key
Information section
       more prominently whether you relied on counsel in determining you are not required to obtain permissions from or complete filings with the CAC and CSRC, and if you did, name your PRC counsel. If you did not rely on counsel, please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Additionally, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
       Additionally, please update your risk factor disclosure accordingly. Cash Flows through Our Organization, page 5

6. We note your disclosure of the dividends Deswell paid to its investors. In your future filings, please discuss the tax consequences of those dividends paid to investors.
       Additionally, please quantify any dividends or distributions that a subsidiary, not just the PRC subsidiaries, has made to the holding company and which entity made such transfer, and their tax consequences.
Risks Related to Doing Business in China, page 18

7.     Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, in your future filings please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term
          control    (including the terms    controlling,       controlled by,
  and    under common
       control with   ) means    the possession, direct or indirect, of the
power to direct or
       cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Summary of Risk Factors, page 6

8. In your future filings in your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of
the company   s
       operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings
 March 13, 2025
Page 3

       conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
General

9. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in
       China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
Exhibit 12 - Certification, page 1

10. The certifications provided as Exhibit 12.1 and Exhibit 12.2 for your Form 20-F for fiscal year ended March 31, 2024 do not include paragraph 4(b) referring to your internal control over financial reporting. Please include the appropriate certification language in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services